SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 12, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 12, 2006

TAM announces the public offering closing and
raises R$ 1.559 billion

São Paulo, Brazil, April 12, 2006 - TAM S.A. (Bovespa: TAMM4, NYSE: TAM), Brazil's largest airline company, announces today to the market the closing of its preferred shares public offering, which comprised the primary distribution of 5,000,000 new shares and a secondary distribution of 30,618,098 shares held by selling shareholders in Brazil (11,748,533 shares) and abroad (23,869,565 shares in the form of ADS - American Depositary Shares).

It was partially exercised the option to sell additional shares to cover the overallotments during the Brazilian offering (400,779 shares) and ADSs to cover the demand verified in the international offering (1,103,100 ADS). Thus, a total of 37,121,977 shares was distributed at the price of R$42.00 each, amounting to R$ 1,559,123,034.00 - one of the largest Public Offerings carried out in Brazil.

In Brazil, TAM shares are traded at Bovespa's Level 2 of Corporate Governance, which corresponds to the segment of negotiation for companies that adopted the special corporate governance practices of the Brazilian stock exchange. In addition, TAM's Bylaws assures all shareholders the right to include them in a takeover bid, thus ensuring they receive equal treatment to that given to the selling controlling shareholder, i.e., 100% tag along rights. At the NYSE, the outstanding ADSs are represented by Level III ADRs, the most advanced stage for this kind of security in the U.S.

With this additional offering (the former one was completed on July 20, 2005 at Bovespa and resulted in R$ 548.488 million being raised), 54.7% of TAM's capital is now held by TEP - TAM Empreendimentos e Participações S.A. - and Aerosystem S.A. (Amaro family), whereas 45.3% of its capital is held by minority shareholders. This percentage makes TAM one of the companies with the highest free float in the Brazilian market.

The demand for papers was nearly twice higher than the offer, with a strong interest on the part of foreign institutional investors (which absorbed the largest share, approximately 64%), followed by domestic institutional investors (around 30%). Regionally, the U.S. acquired the largest percentage of shares (approximately 53%), followed by Brazil (28%) and Europe (19%).

The net proceeds obtained as a result of the share issue in the primary distribution will be entirely used by TAM S.A. to finance its activities. The Company intends to use approximately 80% of such proceeds to finance the renewal and expansion of its fleet, with the acquisition and/or leasing of aircraft. Last week, TAM announced the arrival of two new Airbus A320, requested additionally to the firm order entered into with the manufacturer of other 29 aircraft of the same family and which includes other 20 options to meet the increase in demand observed over the past months. The fleet plan established with Airbus also includes a firm order of ten A350-900 units with additional five options, destined to TAM's international long-haul routes. The remaining proceeds obtained from this public offering will be used for working capital.

The final data related to the Brazilian offering are presented below:

Investor Type	Number of Investors	Quantity of shares
Individuals	3,510	1,293,596
Investment clubs	13	59,537
Investment funds	161	5,890,689
Private Pension Entities	83	583,917
Insurance companies	2	49,100
Foreign investors	59	4,689,250
Other financial institutions	5	788,400
Other legal entities	58	156,323
Stock repurchased in price stabilization activities		(1,361,500)
Total	3,891	12,149,312

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br (choose Investor Relations)

TAM (www.tam.com.br) has been a leader in the Brazilian domestic market for more than two years, and had a 44.2% market share at the end of March 2006. TAM operates regular flights to 46 destinations throughout Brazil. It serves 73 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow the passenger to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has 3.0 million subscribers and has awarded more than 3.3 million tickets.

Provision on future information:
This notice may contain estimates for future events. Such estimates merely reflect the expectations of the Company’s management, and involve risks or uncertainties that may or may not have been predicted. The Company is not responsible for investment operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.